ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 16, 2025
VIA EDGAR TRANSMISSION
Mr. Jeffrey Foor
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Acquirers Small & Micro Deep Value ETF (the “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Mr. Foor and Ms. DiAngelo Fettig:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust respectfully requests withdrawal of Post-Effective Amendment 1057 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of reflecting material changes to the Fund’s name, investment objective, principal investment strategy, principal investment risks, and investment policies previously communicated to shareholders through a supplement dated February 28, 2025 to the Fund’s summary prospectus, prospectus, and statement of additional information filed pursuant to Rule 497(e) under the 1933 Act, such changes having become effective March 10, 2025. Per your request, Post Effective Amendment 1061 will be filed on December 16, 2025 for your review instead.
If you have any questions or require further information, please contact Rachel A. Spearo at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,
/s/ Rachel Spearo
Senior Vice President
U.S. Bancorp Fund Services, LLC